SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES FOUNDED 1866	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

September 29, 2010

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Joseph McCann

Re:	Thermon Industries, Inc. and Additional Registrants
Registration Statement on Form S-4 (File No. 333-168915)
Filed on August 18, 2010

Ladies and Gentlemen:

On behalf of Thermon Industries, Inc. and the additional registrants (collectively, “Thermon”) set forth in the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), we transmit herewith Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Commission contained in your letter dated September 14, 2010 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with your comments presented in bold font type. We also are forwarding a copy of this letter via overnight courier, together with five (5) copies of Amendment No. 1, marked to show the revisions made in response to the Staff’s comments.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

September 29, 2010

Table of Contents, page i

1.	Regarding your disclosure on pages i through iv:

•	Refer to the last sentence of the first full paragraph. Investors are entitled to rely on your disclosure. Please revise to eliminate any implication to the contrary.

Thermon has revised its disclosure in response to the Staff’s comment.

•

Your risk factors must immediately follow a one-page cover and a prospectus summary. While we do not object to the location of your table of contents, disclosure other than that required by Item 2 to Form S-4 should be relocated to another section of your document.

Thermon has revised its disclosure in response to the Staff’s comment.

Industry and Market Data, page iii

2.	Please tell us whether all industry data you cite in your document is publicly available. Also tell us whether:

•	you commissioned any of the industry reports;

•	any of the industry reports were prepared for use in your registration statement;

•	you are affiliated with the sources of any of the industry reports; and

•	the sources of the reports consented to your use of their data in this registration statement.

Thermon notes the Staff’s comment. Industry data cited in the Registration Statement generally fits within two categories: (i) information about the industrial electric heat tracing market in which Thermon operates (“Heat Tracing Data”) and (ii) information about the energy, chemical processing and power generation end markets that drive demand for Thermon’s products (“End Market Data”).

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September 29, 2010

The Heat Tracing Data presented in the Registration Statement, including the first three paragraphs (after the italicized introductory language) under the headings “Summary—Industry Overview” and “Business—Industry Overview,” are derived from management’s good faith estimates based on its significant knowledge of, and experience in, the industrial electric heat tracing market. In addition to the management team’s own experiences as long-time participants in the industry, Thermon also relied on discussions with, and other forms of anecdotal evidence received from, competitors, customers and suppliers in the heat tracing industry. Due to the specialized nature of the heat tracing industry, there is a paucity of trade publications or other independent third party industry data, which makes reliance on management estimates necessary.

Thermon confirms to the Staff that all End Market Data cited in the Registration Statement is publicly available. The Energy Information Administration is a government agency and its reports are available to the general public on the agency’s website free of charge. The End Market Data attributed to the American Chemical Council is contained in reports that can be purchased by the general public from the American Chemical Council for a nominal fee. Thermon did not commission any such industry reports, nor were any such reports prepared specifically for use in the Registration Statement. Thermon confirms to the Staff that it is not affiliated with the sources of these reports. Because the End Market Data cited in the Registration Statement is publicly available, Thermon believes that consents from the sources of such information are not required.

Summary, page 1

3.	We note disclosure of revenue and Adjusted EBITDA here and elsewhere in your document. In order to prevent giving undue prominence to the non-GAAP information you currently present herein, please revise your filing to include prominent disclosures of the equivalent historical amounts and to include a cross-reference to your EBITDA calculations located elsewhere in the filing. Refer to Item 10 of Regulation S-K.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 1, 56 and 71 of Amendment No. 1.

4.	The summary should be a balanced presentation of the most significant aspects of your offering—not merely a recitation of extensive details regarding the positive aspects of the investment that does not discuss any risks related to you, your industry or your business including those risks mentioned in your disclosure beginning on page 20. Please revise.

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September 29, 2010

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 5 through 6 of Amendment No. 1.

Summary Description …. page 8

5.	With a view toward revised disclosure, tell us why the third bullet is limited to “at the time of commencement of the exchange offer.”

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 9 of Amendment No. 1.

Registration Rights Agreement, page 11

6.	If some holders of Old Notes are not permitted to participate in the exchange offer, as implied by your disclosure here and on page 12, please tell us why you registered the entire principal amount of the Old Notes.

Pursuant to the registration rights agreement, holders who are not permitted by applicable law or SEC policy to participate in the exchange offer may require Thermon to file and cause to become effective a shelf registration statement covering resales of the Old Notes by these holders. Thermon is not currently aware of any holders who would be so prohibited from participating in the exchange offer and thus has registered the entire principal amount of the Old Notes. Thermon has revised its disclosure in response to the Staff’s comment to clarify that any prohibitions from participation in the exchange offer would be due to applicable law or SEC policy. Please see page 12 of Amendment No. 1.

Our international operations and foreign subsidiaries …. page 22

7.	We note from your disclosure on page 76 that you paid penalties to BIS and OFAC to settle allegations that certain of your subsidiaries had committed apparent export control and economic sanctions violations. We are aware of an OFAC press release dated August 31, 2009 and a BIS press release dated September 15, 2009 to the effect that Thermon Manufacturing Company (“TMC”) paid civil penalties to settle allegations of violations of U.S. sanctions regulations related to Sudan, Iran, and Syria, among other countries. Please describe to us in brief, for each sanctioned country concerned, the nature and circumstances of the alleged violations to which you refer, when they occurred, how and when they were discovered, and what compliance and remedial policies and procedures you have implemented.

In the course of conducting due diligence during the fiscal year ended March 31, 2007 in conjunction with a possible auction process to sell the company, Thermon reviewed its

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U.S. and foreign operations’ compliance with certain U.S. laws, including U.S. export control and sanctions laws. As a result of that review, Thermon discovered that multiple of its foreign subsidiaries had engaged in transactions with Iran, Sudan and Syria that raised several export control and economic sanctions concerns. On March 23, 2007, Thermon voluntarily notified the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) and the U.S. Department of Treasury, Office of Foreign Assets Control (“OFAC”) of its intent to conduct an extensive internal investigation with the assistance of outside counsel and file a voluntary self-disclosure. Thermon filed a final and supplemental report with each government agency on January 18, 2008 and April 16, 2008, respectively. Those reports detailed the results of the internal investigation. Subsequently, Thermon entered into settlement agreements with each of OFAC and BIS, as summarized below:

OFAC. OFAC and Thermon completed a settlement agreement on August 18, 2009. The settlement agreement addressed three alleged violations, based on Thermon Manufacturing Company filling three purchase orders received from Thermon Australia Pty. Ltd. that were subsequently shipped to Sudan. Those orders totaled approximately $45,000. The total settlement amount agreed to by the parties was $14,613.24. With conclusion of this settlement agreement, OFAC has closed out the case with respect to the matters covered by the voluntary disclosure, including the three alleged violations of the Sudanese Sanctions Regulations.

BIS. Each of the following Thermon entities entered into a settlement agreement with BIS in September 2009: Thermon Europe B.V. (nine alleged violations, $43,500 penalty); Thermon U.K. Limited (six alleged violations, $29,000 penalty); Thermon Far East, Ltd. (three alleged violations, $13,500 penalty); Thermon Korea, Ltd. (eight alleged violations, $58,500 penalty); and Thermon Heat Tracers Pvt. Ltd. (seven alleged violations, $31,500 penalty). The civil penalty totaled $176,000. The agreements settled charges that the foreign subsidiaries re-exported or caused the export of U.S.-origin EAR99 items to Iran, Syria, Libya, and certain sanctioned parties in India. In addition, BIS issued a warning letter and a no-action letter to the parent company, Thermon Manufacturing Company, in lieu of imposing any civil penalties against that entity. The no action letter explicitly stated that transactions identified in the voluntary disclosure but not addressed in the proposed charging letters or warning letter did not constitute violations of the regulations. In addition, Thermon Far East, Ltd. and Thermon Heat Tracers Pvt. Ltd also entered into settlement agreements with BIS regarding shipments to Libya and shipments to restricted parties within India. With completion of these settlement agreements, BIS closed out the case with respect to the matters covered by the voluntary disclosure, including the 33 alleged violations.

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The voluntary self-disclosures also identified shipments to Iran, Sudan, Syria, Libya and certain restricted entities within India that were not subject to the EAR (including material sourced from foreign manufacturers) and various shipments from foreign general inventory. These additional shipments are summarized below. The shipments involved heat tracing material that is classified as EAR99 under the Export Administration Regulations (“EAR”) (or the equivalent of EAR99 for those goods not subject to the EAR). The transaction values are approximate, as foreign exchange rates over a long period of time make it difficult to determine an exact value. Furthermore, in a few limited circumstances, Thermon was unable to determine the total value of the shipment.

Generally, the transactions described below involved an order placed on Thermon Manufacturing Company or Thermon Europe B.V. by a subsidiary (including Thermon Korea Ltd., Thermon U.K., Ltd. and Thermon Australia Pty. Ltd.), or in some instances by third party distributors or representatives.

Sudan: 60 total shipments between March 2003 and June 2006 with an approximate value of $5,000,000. Thermon discovered three additional orders from Sudan that were subsequently cancelled and not shipped. As previously mentioned, OFAC determined that Thermon engaged in and facilitated the prohibited export and/or re-export of heat tracing equipment to Sudan in three separate transactions totaling approximately $45,000.

Iran: 42 total shipments between October 2002 and May 2004 with an approximate value of $500,000. BIS determined that 10 of these shipments required export licenses, which were not obtained.

Syria: Three total shipments between July 2005 and August 2005 with an approximate value of $25,000. BIS determined that two of the shipments to Syria required BIS authorization, which was not obtained. Each of Thermon U.K., Ltd. and Thermon Europe B.V. was charged with two violations apiece related to the same two Syrian shipments.

Libya and India: Nine shipments to Libya were also discovered and included in the voluntary self disclosures because Libya was subject to a trade embargo during the relevant time period. Thermon also discovered and disclosed as potential violations 16 shipments by Thermon’s Indian subsidiary to restricted parties within India.

Upon discovery of these issues, Thermon promptly took measures to prevent such problematic transactions from occurring in the future.

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With the help of outside counsel, Thermon developed a formal export compliance program and implemented it worldwide. Moreover, Thermon has held multiple training sessions for all relevant employees worldwide. The initial training session was presented by outside counsel to several of Thermon’s general managers from around the world. Subsequent live training sessions were held for relevant employees in every subsidiary worldwide. Thermon also hired an Export Compliance Officer to oversee the program and ensure continued compliance.

Thermon has devoted significant resources to export compliance and continually looks for ways to improve its overall program. In addition to the annual training of its employees, Thermon has held export compliance training sessions for many of its agents and distributors in the Middle East and Europe. It has also implemented a third party screening software, which is integrated with Thermon’s order management system. Customer names and addresses associated with every shipment worldwide are automatically reviewed for prohibited destinations as well as screened against denied and restricted party lists maintained by BIS and OFAC. If an address is flagged, the shipment is blocked and an administrative user is immediately notified.

8.	As you know, Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form S-4 does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria. Please describe to us, with a view to disclosure, the nature and extent of your other past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, distributors, independent agents, or other direct or indirect arrangements. Your response should describe any goods, services, or technology that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Thermon refers the Staff to the information provided above in response to comment 7 for details related to past contacts with Iran, Sudan and Syria. To the best of Thermon’s knowledge, Thermon does not have any current agreements, commercial arrangements or other contacts, directly or indirectly, with Cuba, Iran, Sudan or Syria or the government of any of those countries and does not anticipate such contacts in the foreseeable future. Thermon periodically receives inquiries, directly and indirectly, from end-users located in Iran, Sudan and Syria. It is company policy to decline to quote or supply materials in response to such inquiries.

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9.	Please discuss the materiality of the contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria. In this regard, also address the potential impact of the settlements with BIS and OFAC and underlying alleged violations.

Thermon is currently aware of one shipment to Iran in the last three fiscal years. The order was shipped to Iran from South Korea in May 2007 and was included in the voluntary self-disclosure discussed above in response to comment 7. There was no penalty associated with this shipment. The value on the purchase order was approximately $1,000 (KRW 1,200,000). Thermon is not aware of any other sales or shipments to Cuba, Iran, Sudan or Syria or the governments of those countries since May 2007. The total value of the shipments disclosed to BIS and OFAC over the five-year period examined was approximately $5.5 million, compared to total revenues of $525 million over the same period of time. Thermon has not observed any reputational impact or other negative effect on the business arising from the September and October 2009 settlements with BIS and OFAC. For the foregoing reasons, Thermon does not believe that its past contacts with Iran, Sudan, or Syria constitute a material investment risk for its investors, nor were the past contacts described herein material, from either a quantitative or qualitative perspective, to Thermon’s overall financial condition or operating results.

MRO/EU revenue and Greenfield revenue …. page 26

10.

Please tell us why you believe it is appropriate to disclose and prominently highlight “Greenfield” and “MRO/EU” revenues in the summary and throughout the registration statement given the substantial uncertainty you mention here concerning the accuracy and therefore the significance of metrics that you have

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September 29, 2010

independently created and measured. In this regard, we note your risk factor disclosure that the revenue figures are “subjective” and “should not be unduly relied upon” by investors.

Thermon notes the Staff’s comment. In distinguishing between revenue attributable to new facility construction projects, or “Greenfield” revenue, and revenue attributable to maintenance, repair and operations and facility upgrades and expansions, or “MRO/UE” revenue, Thermon utilizes a “bright line” threshold of $1 million in annual sales. This threshold is objective, as it can be derived from Thermon’s accounting books and records and is subject to Thermon’s internal accounting controls and procedures. Thermon believes that $1 million in annual sales is an appropriate proxy for distinguishing between Greenfield and MRO/UE revenue, as Greenfield projects generally require significant cash outlays and capital expenditures in excess of $1 million per year. MRO/UE projects, on the other hand, are more recurring in nature and typically generate less than $1 million per year in sales on a per-customer basis. In addition, management reviews the underlying transactions to determine whether both types of projects are being performed for a particular customer. There are certain shortcomings to the $1 million threshold, as is the case with any “bright line” approach, and Thermon’s risk factor disclosure in this regard is intended to address such shortcomings. For example, in any given year, certain smaller Greenfield projects may account for less than $1 million in annual sales and certain larger plant expansions or upgrades may generate in excess of $1 million in annual sales. Thermon believes that such exceptions are few in number and insignificant overall. Accordingly, Thermon believes that Greenfield and MRO/UE revenue are meaningful and illustrative metrics to investors to enhance their understanding of Thermon’s business operations and sources of revenue.

The pledge of the capital stock …. page 34

11.	We note that the book value “may” exceed the 20% threshold you mention. Please clarify why you do not know whether the book value exceeds that threshold. Also tell us when you intend to determine whether financial statements for the entities you mention are required and the status of your negotiations with the collateral agent of the New Notes to obtain the release of the pledged stock.

Thermon has updated its calculations and does not believe that any subsidiary whose capital stock is pledged currently exceeds the 20% threshold of Rule 3-16 of Regulation S-X. In addition, Thermon confirms its understanding that the pledge of the capital stock of its subsidiaries securing the New Notes will, pursuant to the terms of Thermon’s senior secured notes indenture and related collateral documents, automatically be released from the lien thereon and no longer constitute collateral to the extent the pledge of the capital

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stock of any such subsidiary would require the filing of separate financial statements for such subsidiary with the Commission pursuant to Rule 3-16 of Regulation S-X. Thermon has revised its disclosure accordingly. Please see page 35 of Amendment No. 1.

Capitalization, page 42

12.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 45 of Amendment No. 1.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 43

13.	Please revise your description of the pro forma adjustments to disclose that expenses of the transaction are not considered. Refer to Regulation S-X Rule 11-02(b)(2).

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 46 of Amendment No. 1.

Notes to the Unaudited Pro forma Condensed Consolidated Statements of Operations, page 47

Note 1—Basis of Presentation, page 47

14.	Please expand this footnote to include a calculation of the purchase price and its components, including its allocation. This should include a disclosure of the net tangible assets and liabilities acquired, identified intangible assets, and fair value adjustments to net tangible and intangible assets and liabilities.

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 50 of Amendment No. 1.

15.	Reference is made to adjustment (d). Please revise to disclose the fair value of the acquired identified intangible assets and how you determined the fair value of these intangible assets. Within your discussion, please explain how you determined Thermon Holding Corp.’s estimated annual and quarterly intangible asset amortization.

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 51 of Amendment No. 1.

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16.	Reference is made to adjustment (e). Please reconcile the historical interest expense of $8,252 for the three months ended June 30, 2010 with the $6,229 included on the face of the unaudited pro forma condensed consolidated statement of operations for the period from April through April 30, 2010.

Thermon has included additional disclosure under adjustment (e) to explain in detail the adjustment for the June 30, 2010 period. Please see page 52 of Amendment No. 1. While the adjustments for the June 30, 2009 and the March 31, 2010 periods related to the interest expense reported in such periods, the adjustment for the June 30, 2010 period related to non-recurring debt transaction expenses and represented a subset of the interest expense in that period. As requested, Thermon has included a reconciliation of the reported items herein:

Interest Expense
Period from May, 1 through June 30, 2010	$5,845
Period from April 1, through April 30, 2010	6,229

Total for three months ended June 30, 2010	12,074
Non-recurring debt transaction cost eliminated	(8,252)

Net interest expense included in pro-forma expense	3,822

Selected Historical Consolidated Financial Data, page 49

17.	We note that you are presenting here and on page 17 combined results for your pre-predecessor and predecessor for the year ended March 31, 2008 and combined results for the predecessor and successor for the three months ended June 30, 2010. Please tell why you did not label these as non-GAAP measures requiring the disclosures required by Item 10(e) of Regulation S-K. Additionally, please tell us why you believe it is appropriate to include this information considering that you state the company’s accounting basis was changed for the pre-predecessor, predecessor and successor periods and that the combined periods are not comparable.

Thermon notes the Staff’s comment. Thermon has revised its disclosure to label its combined results for the pre-predecessor and predecessor periods for the year ended March 31, 2008 and combined results for the predecessor and successor periods for the three months ended June 30, 2010 as “non-GAAP.” In addition, Thermon has revised the

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introductory language and notes to the “Summary Historical Condensed Consolidated Financial Data” and “Selected Historical Consolidated Financial Data” tables to refer the reader to the presentation of actual results for the pre-predecessor and predecessor periods for the fiscal year ended March 31, 2008 and the predecessor and successor periods for the three months ended June 30, 2010 included elsewhere in the prospectus. Please see pages 17, 19, 53 and 55 of Amendment No. 1.

Thermon acknowledges that the closing of the Audax Transaction on August 30, 2007 and the closing of the CHS Acquisition on April 30, 2010 each established a new basis of accounting that primarily affected inventory, intangible assets, goodwill, taxes, debt and equity. This resulted in additional amortization expense, interest expense and tax expense for the period from August 30, 2007 through March 31, 2008 (“predecessor”) as compared to the period from April 1, 2007 through August 29, 2007 (“pre-predecessor”), with respect to the Audax Transaction, and for the period from May 1, 2010 through June 30, 2010 (“successor”) as compared to the period from April 1, 2010 through April 30, 2010 (“predecessor”), with respect to the CHS Acquisition. Except for purchase accounting adjustments, the results for the two combined periods in each case are comparable. Therefore, Thermon believes that a separate presentation of the pre-predecessor, predecessor and successor periods would not be meaningful for an investor. In fact, such a presentation may actually be confusing to an investor, as it would create a number of short periods with no corresponding prior periods for comparative purposes.

Thermon believes that disclosing certain combined historical financial information is beneficial to investors because it provides an easier-to-read discussion of the results of operations and provides the investor with information from which to analyze Thermon’s financial results in a manner that is consistent with the way management reviews and analyzes Thermon’s results of operations. In addition, the combined results provide investors with a means to make a more meaningful comparison between the fiscal year ended March 31, 2008, for example, and future fiscal years than would be possible if only separate pre-predecessor and predecessor periods were shown. Finally, Thermon believes that the presentation and discussion of combined pre-predecessor/predecessor and predecessor/successor financial results is consistent with recent debt exchange offer prospectuses of other SEC registrants. See, e.g., Clear Channel Communications, Inc. Registration Statement on Form S-4 (File No. 333-158279), declared effective by the Commission on April 20, 2009.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Results of Operations, page 57

Three Months Ended June 30, 2010 (combined) Compared to the Three Months Ended June 30, 2009, page 57

18.	We note your discussion of combined results compared to actual results for the three months ended June 30, 2010 compared to June 30, 2009 and the year ended March 31, 2009 compared to the year ended March 31, 2008. Given the separate presentation of the pre- and post- transaction periods in the historical financial statements, tell us why you have not presented a discussion of your results on an historical basis.

Thermon refers the Staff to its response to comment 17 above.

19.	Please include a separate heading for net income and describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 62, 64 and 65 of Amendment No. 1.

Revenues, page 57

20.	Please clarify how the factors you note offset increased revenue for your Western Hemisphere segment and a decrease in revenue for your Eastern Hemisphere segment. For example, clarify how “refinery modernizations and upgrades” had the impact you disclose. Quantify if possible, including the amount of revenue attributable to new products. This comment also applies to similar disclosures for the other periods presented.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 62, 63 and 64 of Amendment No. 1.

Gross Profit, page 57

21.	For each period presented, please revise to clarify how product mix shifted such that gross profit as a percentage of revenues improved or decreased.

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Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 62, 63 and 65 of Amendment No. 1.

Contractual Obligations, page 60

22.	Please tell us how your disclosure here accounts for the management fees you are required to pay, as mentioned on page 47, and obligations to seller noted on page F-46.

Thermon has revised its disclosure to reflect the obligations owed to sellers in settlement of the CHS Transaction. Please see page 66 of Amendment No. 1. Thermon did not include the management fees payable pursuant to the management services agreement with the Equity Sponsors in its tabular presentation of contractual obligations because it does not believe these fees fit within any of the specified categories set forth in Item 303(a)(5) of Regulation S-K. The management fee is a not a “purchase obligation” warranting disclosure in the contractual obligations table because:

•	The fee is subject to adjustment by CHS and the other Equity Sponsors and therefore cannot be quantified with reasonable certainty;

•

Thermon is also required to reimburse the Equity Sponsors for their out-of-pocket expenses incurred in connection with the provision of services pursuant to the management services agreement, and the amount of such expense reimbursement cannot be quantified with reasonable certainty; and

•

The payment obligation continues indefinitely (pursuant to the management services agreement, the initial ten-year term automatically renews on a year-to-year basis, unless either party provide provides 90 days’ prior written notice to the other party of its intent to terminate); accordingly, it is impossible to quantify the amount in the “More than 5 Years” column of the table.

Liquidity and Capital Resources, page 61

23.	Please discuss the impact of the credit ratings assigned to your debt, as noted on page 36, including how such ratings impact the cost and accessibility of capital and the impact of any reduction of your credit rating.

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 70 of Amendment No. 1.

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24.	Revise the discussion of cash flow activity to address material items as presented in your statements of cash flows and the underlying reasons for such items. Refer to Financial Reporting Codification Section 501.03.a.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 66 and 67 of Amendment No. 1.

Disclosure of non-GAAP financial measures, page 63

25.	Please revise to disclose the additional purposes, if any, for which your management uses the non-GAAP financial measures in accordance with Item 10(e)(1)(i)(d) of Regulation S-K.

As disclosed in the Registration Statement, Thermon discloses EBITDA and Adjusted EBITDA because it believes that such measures are frequently used by securities analysts, investors and other interested parties in their evaluation of high yield issuers, many of which present EBITDA and Adjusted EBITDA when reporting their results. In addition, Thermon believes such measures are meaningful to investors to enhance their understanding of Thermon’s financial performance and ability to service its indebtedness, including the Notes, but management does not separately use such measures for any other purpose. Accordingly, Thermon confirms to the Staff that there are no additional purposes for which management uses non-GAAP financial measures in accordance with Item 10(e)(1)(i)(d) of Regulation S-K.

26.	We note that you are removing transaction expenses to arrive at Adjusted EBITDA. Please tell us why you believe that the transaction expense adjustment meets the requirements of Item 10(e)(1)(ii)(b) of Regulation S-K which states that a registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

Thermon notes the Staff’s comment. Transaction expenses consist of fees and expenses, including financial and legal advisory fees and expenses, financing fees and accounting fees, incurred in connection with the acquisition of a controlling interest in Thermon by affiliates of the Audax Group on August 30, 2007 and the acquisition of a controlling interest in Thermon by an investor group led by CHS Capital LLC (f/k/a Code Hennessy & Simmons LLC) (“CHS”) on April 30, 2010. Thermon excludes transaction expenses from its calculation of Adjusted EBITDA because it believes (i) the amount of such expenses in any specific period does not directly correlate to the underlying performance

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of Thermon’s business operations and (ii) such expenses vary significantly between periods. In addition, Thermon believes that transaction expenses related to two separate change of control transactions occurring more than two years apart are inherently unusual and infrequent in nature and unlikely to recur.

Thermon believes that it is important to give senior note investors a clear picture of cash flow generated from ongoing operations, as it directly affects the ability of Thermon to meet its debt service obligations under its senior secured notes. By excluding transaction expenses, which are unrelated to Thermon’s core operations, Thermon is providing greater visibility into its costs of revenue and operating expenses to enable the investor to make a more meaningful comparison of results from prior periods.

For the foregoing reasons, and consistent with the Staff’s response to Question 102.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Thermon believes that it is appropriate to exclude transaction expenses from its calculation of Adjusted EBITDA.

Quantitative and Qualitative Disclosures about Market Risk, page 63

27.	If material, please provide disclosure about market risk for your market risk sensitive instruments under one of the three disclosure alternatives required by Item 305 of Regulation S-K. In particular, address any interest rate and foreign exchange risk for your long-term debt as part of your response.

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 70 of Amendment No. 1.

Business, page 65

28.	Please discuss the general development of your business over the past five years. Include in such disclosure the effect of the transactions with Audax and CHS.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 2, 71 and 72 of Amendment No. 1.

Sales and Marketing, page 73

29.	Reconcile your disclosure here and on page 1 regarding the number of employees in your direct sales force.

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 79 of Amendment No. 1.

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Directors, page 80

30.	Please disclose the period or periods during which time each director has served on the board. See Item 401(a) of Regulation S-K. Please also refer to Section II.B. of Securities Act Release No. 9089 (Dec. 16, 2010) and revise your disclosure for each individual director accordingly. Also see Regulation S-K Item 401(c).

With respect to the Staff’s comment requesting disclosure of the period or periods during which time each director has served on the board, please see pages 84 and 86 through 87 of Amendment No. 1, which have been modified in response to this comment.

With respect to the Staff’s comment requesting the disclosure discussed in Section II.B. of Securities Act Release No. 9089 for each individual director, please see pages 86 through 87 of Amendment No. 1, which have been modified in response to this comment.

With respect to the Staff’s comment referring to Regulation S-K Item 401(c), Thermon has considered Item 401(c) and does not believe that any additional disclosure is warranted.

31.	We note that several of your directors are employed by CHS, which beneficially owns a significant amount of outstanding stock. Given this, please explain to us your basis for excluding from the directors’ business backgrounds an identification of that entity as an affiliate of your company. Refer to Item 401(e)(1) of Regulation S-K.

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 86 of Amendment No. 1.

Compensation of directors, page 81

32.	The disclosures you provide pursuant to Item 402(k) of Regulation S-K should include compensation paid to directors for the last completed fiscal year-the fiscal year ended March 31, 2010. Please expand accordingly.

Except as described below, during the fiscal year ended March 31, 2010, members of Thermon’s board of directors did not receive compensation for their services as directors, other than reimbursement for out-of-pocket expenses incurred in connection with rendering such services. Mark Burdick, Thermon’s former chief executive officer and president, received medical and dental coverage during his tenure as a director of Thermon. The total cost of this coverage was approximately $14,000 during the fiscal

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year ended March 31, 2010. Thermon has revised its disclosure in response to the Staff’s comment to reflect the cost of the medical and dental coverage provided to Mr. Burdick. Please see page 88 of Amendment No. 1.

Committees of the board of directors, page 81

33.	Please provide the disclosures required by Item 407(a) of Regulation S-K. Also revise to identify the members of the audit and compensation committees.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 87 through 88 of Amendment No. 1.

Compensation Discussion and Analysis, page 83

34.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Members of Thermon’s senior management reviewed the compensation policies and practices relating to the compensation provided to Thermon’s employees to determine whether such polices and practices are reasonably likely to have a material adverse effect on Thermon. Based on such review, Thermon determined that any risks associated with Thermon’s salary and annual bonus programs, the two main forms of compensation provided to Thermon’s employees, were appropriately mitigated because salary increases and bonus payouts are generally discretionary in nature.

Impact of Acquisition …. page 86

35.	We note the value of accelerated vesting mentioned here for your named executive officers. Please expand to clarify whether each such officer actually received the cash consideration you note.

In addition to receiving cash consideration, each named executive officer received a portion of the value of the vested P Units as rollover equity in the surviving company. Thermon has revised its disclosure in response to the Staff’s comment to reflect the estimated percentage of proceeds rolled over into the surviving company. Please see page 93 of Amendment No. 1.

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2010 Summary Compensation Table, page 88

36.	Given the date Mr. Peterson was hired as chief financial officer, as disclosed on page 79, please tell us which individuals in this table served as chief financial or acted in a similar capacity during the last completed fiscal year.

Mr. David Ralph, Thermon’s Senior Vice President, Finance, served as Thermon’s principal financial officer during fiscal 2010. Thermon has revised its disclosure in response to the Staff’s comment to reflect Mr. Ralph’s role as principal financial officer during fiscal 2010. Please see page 95 of Amendment No. 1.

Security Ownership, page 91

37.	Please disclose the identities of the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by the entities listed in this table.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 98 through 99 of Amendment No. 1.

Certain Relationships …. page 92

38.	Please expand to disclose the information required by Item 404 of Regulation S-K with respect to transactions related to the acquisition by Audax mentioned on pages F-9 and F-16 and its sale to CHS. File the agreements related to such transactions as exhibits. Provide similar disclosure with respect to the April 2010 acquisition by CHS. Refer to Instruction 1 to Item 404 of Regulation S-K and Question 130.03 of our Regulation S-K Compliance and Disclosure Interpretations. We note, for example, you have not included in this section disclosure regarding the transaction-based bonus, equity investments of your officers, directors and CHS and accelerated vesting of P Units mentioned on pages 6 and 86. We also not that you have not disclosed the fees paid to Audax, as noted on page F-19.

Thermon acknowledges the Staff’s comment and notes the following in response:

•

Thermon respectfully disagrees with the Staff’s assertion that S-K Item 404(a) disclosure is required with respect to the Audax Transaction, the CHS Acquisition or the payment of management fees and expenses to Audax. Item 19(a)(7) of Form S-4 requires S-K Item 404 disclosure with respect to only directors and executive officers. Transactions between Thermon and stockholders of Thermon

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(in their capacity as stockholders), such as CHS and Audax, are not required to be disclosed under Item 19(a)(7) of Form S-4.

•

Thermon has revised its disclosure in response to the portion of the Staff’s comment addressing equity reinvestments, accelerated vesting of P Units and transaction-based bonuses received by executive officers and directors in connection with the Audax Transaction and the CHS Acquisition. Please see pages 100 through 101 of Amendment No. 1.

•

Thermon respectfully disagrees with the Staff’s assertion that the Audax management services agreement should be filed as an exhibit to the Registration Statement. The Audax management services agreement has been terminated and is no longer in effect. In addition, it was entered into more than two years prior to the date of the Registration Statement. Accordingly, such agreement is not required to be filed as an exhibit pursuant to S-K Item 601(b)(10).

•

Thermon is filing herewith (i) a copy of the merger agreement relating to the Audax Transaction as Exhibit 2.5 to Amendment No. 1 and (ii) a copy of the closing fee agreement relating to the transaction fee received by CHS as Exhibit 10.7 to Amendment No. 1.

39.	Refer to your disclosure on page 4. With a view toward disclosure, tell us where in this section you disclosed the transaction in which your affiliates will acquire the “significant equity stake” after completion of this exchange offer.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 5 and 74 of Amendment No. 1.

40.	Please tell us why you have not disclosed the information required by Item 404 of Regulation S-K with respect to the

•	collateral loan mentioned on page F-20;

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 100 of Amendment No. 1.

•	affiliate debt mentioned on pages F-36 and F-37; and

Thermon notes the Staff’s comment. The affiliate debt mentioned on pages F-36 and F-37 represents intercompany obligations that were eliminated in consolidation. These items are not subject to disclosure under Item 404(a) of

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Regulation S-K as they relate to intercompany debt generated in the normal course of business and do not constitute related party transactions.

•	obligations in settlement with seller noted on page F-46.

Thermon refers the Staff to its response to comment 38. For the reasons stated therein, Thermon believes that S-K Item 404(a) disclosure is not required with respect to post-closing obligations relating to the CHS Acquisition. Transactions between Thermon and stockholders of Thermon (in their capacity as stockholders) are not required to be disclosed under Item 19(a)(7) of Form S-4.

41.	It appears from your disclosure here and on page F-47 that you paid a larger amount of management fees to your affiliates than was required. If so, please revise your disclosure here to disclose the amounts actually paid, not just the amount required under the agreement, and the reasons for paying the increased amount.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 102 and F-55 of Amendment No. 1.

Review and Approval …. page 92

42.	Please disclose the standards, applied in determining whether to approve or ratify a related-party transaction.

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 102 of Amendment No. 1.

Terms of the Exchange Offer …. page 93

43.	Please confirm to us that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Thermon confirms to the Staff that the offer will be open for at least 20 full business days in compliance with Rule 14e-1(a). Thermon further confirms to the Staff that the expiration date of the offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

44.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on

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what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Thermon confirms to the Staff that the offer will be open at least through midnight on the twentieth business day following commencement of the offer. Thermon has revised its disclosure in response to the Staff’s comment. Please see the front cover of the prospectus and pages 9, 10 and 103 of Amendment No. 1.

45.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 103 of Amendment No. 1.

Acceptance of Old Notes …. page 95

46.	We refer to the first sentence under the heading. Please revise to state that the issuer will issue the new notes or return the old notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-l(c).

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 105 of Amendment No. 1.

47.	We refer to the last paragraph under the heading where you indicate that you will return any old notes not accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer. Rule 14e-l(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 105 of Amendment No. 1.

Conditions to the Exchange Offer, page 97

48.	All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or

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before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise your disclosure on page 97 accordingly.

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 107 of Amendment No. 1.

49.	From your disclosure on page 97 it appears that the conditions (a) through (d) are only satisfied if in your “reasonable judgment” it is “inadvisable to proceed with the exchange offer…” Please revise to include an objective standard for the determination of whether the conditions are satisfied.

Thermon has revised its disclosure in response to the Staff’s comment. Please see page 107 of Amendment No. 1.

Plan of Distribution, page 170

50.	We note that you are registering the 9.5% Senior Secured Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

In response to the Staff’s request, Thermon is supplementally providing under separate cover a letter stating that Thermon is registering the exchange offer in reliance on the Commission’s position contained in the Morgan Stanley and Shearman & Sterling no-action letters and including the representations contained therein.

Financial Statements, page F-1

51.	Please update the financial statements and related disclosures in your filing, as necessary, as required by Rule 3-12 of Regulation S-X.

Thermon confirms to the Staff that (1) Amendment No. 1 contains the most recent interim financial statements as of the date hereof and (2) Thermon will update such interim financial statements if it becomes necessary under Rule 3-12 of Regulation S-X.

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Report of Independent Registered Public Accounting Firm, page F-2

52.	Please revise to include the separate audit reports of the other accountants referred to by your principal accountant. Refer to Rule 2-05 of Regulation S-X.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages F-3 through F-8 of Amendment No. 1.

53.	We further note that if other auditors played a substantial role in the audit of Thermon Holdings, LLC, the firms must be registered with the Public Company Accounting Oversight Board. Refer to PCAOB Rule 1001(p)(ii). Please confirm the status of these firms in this regard.

Thermon confirms to the Staff that Bell Partners (auditor of Thermon Australia Pty. Ltd.), Shanghai Jialiang CPAs (auditor of Thermon Heat Tracing & Engineering (Shanghai) Co.) and B.L. Ajmera & Company (auditor of Thermon Heat Tracers Pvt. Ltd.) did not play a substantial role in the audit of Thermon Holdings, LLC within the meaning of PCAOB Rule 1001(p)(ii). Each firm’s respective engagement hours and fees constitute less that 20 percent of the total engagement hours and fees provided by the principal accountants’ in connection with the issuance of its audit report. Furthermore, each of the Indian, Australian and Chinese subsidiaries account for approximately 1% of consolidated assets and approximately 1%, 2% and 2%, respectively, of consolidated revenue of Thermon Holdings, LLC. The auditor of Thermon Canada, Inc., Meyers Norris Penny LLP, played a substantial role in the overall audit and is registered with the Public Company Accounting Oversight Board.

54.	Please provide your principal accountants’ report that indicates the city and state where issued. Refer to Regulation S-X Rule 2-02(a).

Thermon has revised its disclosure in response to the Staff’s comment. Please see page F-2 of Amendment No. 1.

Notes to Financial statements, page F-9

Note 1 Organization and Summary of Significant Accounting Policies, page F-9

55.

We note your disclosures that the allocation of assets in the Audax acquisition were based upon an independent appraisal. Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the referenced asset valuation. While you (management) may elect to take full responsibility for valuing the assets of the acquired entity, if you choose to continue

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to refer to the expert in any capacity, you may need to revise your filing to name the independent valuation firm. In addition, please note you may be required to include the consent of the independent valuation firm as an exhibit to your registration statement. Please tell us how you considered the guidance in Compliance and Disclosure Interpretation 141.02, available at our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Thermon engaged a “big four” public accounting firm (independent of Thermon’s auditor) to conduct an independent appraisal of intangible assets created by the Audax Transaction. Thermon relied on this appraisal in its estimate of the valuation. Nonetheless, Thermon elects to take full responsibility for valuing the acquired assets and has revised its disclosure accordingly. Please see page F-15 of Amendment No. 1.

Revenue Recognition, page F-11

56.	We note from page 73 and throughout the filing that you utilize a network of distributors. Please revise your to discuss in greater detail your revenue recognition policy with respect to sales to distributors. Disclose any significant payment terms, return rights, exchange provisions, price protection, discounts, sales incentives and any other significant matters. Refer to SAB 104 and paragraph 605-15-25 of the FASB Accounting Standards Codification as appropriate.

Thermon conducts its transactions with distributors at arm’s length. While distributors may receive standard discounted pricing, Thermon does not extend payment terms, return rights, exchange provisions, price protection, sales incentives or any other preferential treatment to distributors as compared to any other customers. Thermon grants no concessions to distributors nor does it engage in consignment arrangements. Distributors purchase from Thermon on their own accounts and pay on terms that are comparable to those terms received by any other customer. Furthermore, Thermon has not historically had credit collection issues or returns with its customers in general, including distributors. Accordingly, Thermon does not believe that its “Revenue Recognition” disclosure needs to be supplemented, given that sales to distributors are not treated any differently than sales to any other customers.

57.

We note from page 71 and throughout your filing that you sell software and utilize it with your products. Please revise your revenue recognition policy, if material, to explain whether the software is more than incidental to your products as defined by paragraph 985-605-15-3 of the FASB Accounting Standards Codification and to disclose how you account for the software, upgrades/enhancements, post contract

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customer support, and services in accordance with section 985-605 of the FASB Accounting Standards Codification.

The VisiTraceTM software was developed for Thermon by a third party and is used internally by Thermon’s engineers to design custom solutions for the installation of Thermon’s manufactured products. The VisiTraceTM software is not sold or licensed to customers. It is only used by Thermon personnel to provide certain design and engineering services to customers.

Note 14 - Geographic Information, page F-26

58.	Please provide information as to revenues from individual foreign countries, if material. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages F-33 and F-60 of Amendment No. 1.

59.	Please revise to disclose the basis for attributing revenues from external customers to individual countries in accordance with paragraph 280-10-50-41.a. of the FASB Accounting Standards Codification.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages F-32 and F-59 of Amendment No. 1.

Note 16 - Guarantor Consolidation, page F-28

60.	Please tell us why you have not included a condensed statement of operations or condensed statement of cash flows for the pre-predecessor period of April 1, 2007 through August 29, 2007 in accordance with Rule 3-10 of Regulation S-X.

Thermon notes the Staff’s comment. Thermon does not believe that the condensed consolidating guarantor financial information for the pre-predecessor period of April 1, 2007 to August 29, 2007 would be meaningful to an investor. Thermon’s organizational structure was significantly different during the pre-predecessor period as compared to subsequent periods. For example, Thermon Holdings, LLC and Thermon Holding Corp. were not part of Thermon’s organizational structure during the pre-predecessor period; rather, they were added in connection with the closing of the Audax Transaction. Therefore, the presentation of the condensed consolidating guarantor footnote for the pre-predecessor period would materially differ from the presentation of such footnote for subsequent periods and render the investor unable to

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make a meaningful comparison between the pre-predecessor and subsequent periods.

Unaudited Financial Statements for the Three Months Ended June 30, 2010, page F-40

Notes to Financial statements, page F-45

Note 5 - Acquisition, Goodwill and Other Intangible Assets, page F-46

61.	Please revise to provide all the disclosures required by topic 805 of the FASB Accounting Standards Codification. These disclosures should include:

•

the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed in accordance with paragraphs 805-20-50-1.c. and 805-30-50-1.b. of the FASB Accounting Standards Codification;

•	a qualitative description of the factors that make up the goodwill recognized in accordance with paragraph 805-30-50-1 of the FASB Accounting Standards Codification;

•	the total amount of goodwill that is expected to be deductible for tax purposes in accordance with paragraph 805-30-50-1.d. of the FASB Accounting Standards Codification;

•	a reconciliation of the carrying amount of goodwill at the beginning and end of the reporting period as required by paragraph 350-20-50-1 of the FASB Accounting Standards Codification; and

•	in MD&A a discussion of the significant estimates, assumptions and methodologies used to determine the fair value of the identifiable intangible assets.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 58 and F-52 through F-54 of Amendment No. 1.

Note 7 - Related Party Transactions, page F-47

62.	Please disclose your related party transactions on the face your financial statements, Refer to Rule 4-08(k) of Regulation S-X. Please further describe the nature of the miscellaneous expense of $3,022, and tell us why such classification is appropriate.

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Thermon has revised its disclosure in response to the Staff’s comment. Please see pages F-48 and F-55 of Amendment No. 1.

Exhibits

63.	Please include the representation in Item 601(b)(2) of Regulation S-K that you will furnish a copy of any omitted schedule to the Commission upon request.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages II-5 through II-7 and the Exhibit Index of Amendment No. 1.

64.	Please ensure that the documents you file as Exhibits 10.1, 10.2 and 10.4 are complete. We note that such exhibits currently omit multiple attachments and schedules.

Thermon is re-filing complete versions of Exhibits 10.1, 10.2 and 10.3, including all attachments and schedules thereto, concurrent with its transmission of Amendment No. 1 herewith. Please note that Thermon is not re-filing Exhibit 10.4, as Exhibit 10.4 does not contain any attachments or schedules.

With respect to the portions that have been redacted from Schedule 3.21 of Exhibit 10.1, Thermon refers the Staff to the letter of even date herewith addressed to the Commission from Sidley Austin LLP on behalf of Thermon and transmitted under separate cover. As noted in such letter, Exelon requests that the redacted portions of Schedule 3.21 be afforded confidential treatment pursuant to Rule 83.

Exhibit 5.1

65.	In light of the disclaimer in the penultimate paragraph regarding subsequent developments after the date of the opinion, please refile this exhibit on the date you expect this registration statement to be declared effective. Alternatively, refile the exhibit without the disclaimer. This comment also applies to similar statements in Exhibits 5.2 and 5.3.

Thermon notes the Staff’s comment and confirms to the Staff that it will revise Exhibits 5.1, 5.2 and 5.3 in response to the Staff’s comment and re-file such Exhibits prior to requesting effectiveness.

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Exhibits 5.2 and 5.3

66.	It is inappropriate for counsel to assume any material facts underlying its opinion or facts that are readily ascertainable. In this regard, it is unclear why the assumption in the penultimate sentence on page 1 of these exhibits is appropriate. Please file revised opinions or advise as appropriate.

Thermon notes the Staff’s comment and confirms to the Staff that it will revise Exhibits 5.2 and 5.3 in response to the Staff’s comment and re-file such Exhibits prior to requesting effectiveness.

Exhibits 23.1 through 23.5

67.	Please provide currently dated consents from your independent accountants as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

Thermon notes the Staff’s comment and confirms to the Staff that it will provide currently dated consents from its independent accountants prior to requesting effectiveness.

Exhibit 23.5

68.	We note that the consent of B.L. Ajmera & Company Chartered Accountants contains restrictions. Please have your auditors provide an unrestricted consent.

Thermon notes the Staff’s comment and confirms to the Staff that an unrestricted consent will be filed prior to requesting effectiveness.

Exhibit 99.2

69.	We refer to the language in your letter providing that, “The undersigned has read and agrees to all of the terms of the Exchange Offer.” We view this language as an inappropriate disclaimer. Accordingly, please revise to remove this language.

Thermon notes the Staff’s comment and confirms to the Staff that it will revise Exhibit 99.2 in response to the Staff’s comment and re-file such Exhibit prior to requesting effectiveness.

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If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (312) 853-2076.

Very truly yours,

/s/ Kevin F. Blatchford

Kevin F. Blatchford

cc:	Rodney Bingham, Thermon Industries, Inc.